Mail Stop 3561

February 12, 2009

Melissa K. Rice
Chief Executive Officer
Dynamic Response Group, Inc.
4770 Biscayne Boulevard
Suite 780
Miami, FL 33137

       Re: **Dynamic Response Group, Inc.**
              Amendment No. 1 to Schedule 14C
              Filed January 16, 2009
              Form 10-K for the Year Ended December 31, 2007
              Filed March 31, 2008
              Form 10-Q for the Quarter Ended September 30, 2008, as amended
              Filed November 19, 2008
              File No. 000-28201

Dear Ms. Rice:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   In future filings, please include the sequential numbering of your amendment on the cover page of your information statement on Schedule 14C. Refer to the cover page of Schedule 14C and Rule 12b-15 under the Securities Exchange Act.

2.   In future filings, for information you elect to provide that is not required to be included in your information statement, such as your Section 16(a) beneficial ownership reporting compliance and your compensation information, please provide the information for the most recently completed fiscal year as opposed to your fiscal year ended December 31, 2007 and the interim period ended September 30, 2008.

3.   Please tell us how you determined that you have votes sufficient to file an information statement on Schedule 14C. It appears based on your disclosure in this filing that the only shares of common stock issued and outstanding and held by Ms. Rice, Ms. Kawas or Mr. Rolle are 167,000 shares held by Ms. Rice. Please include an analysis of this issue under your Articles of Incorporation and Florida law.

4.   We understand that you expect to revise the Schedule 14C to include actions involving a reverse stock split. Please advise us whether this action would be subject to Rule 13e-3 under the Securities Exchange Act.

Notice of Shareholder Action by Written Consent

5.   Please revise the description in the "notice letter" part of the Schedule 14C concerning the amendment of the your articles of amendment to provide separately numbered items for the increase in authorized shares of common stock and the increase in authorized "blank check" preferred stock. Please make conforming changes elsewhere in your disclosure, as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 4

Security Ownership of Management and Beneficial Owners, page 4

6.   In the two right columns under the heading common stock in the table under this heading, the number of shares reflected in each column appears to include shares issued upon the conversion of the Series A Preferred Stock. Please revise the headings of these columns, or footnote these columns, to so indicate or tell us why it is not appropriate to do so.

7.   The table under this heading reflects that Ms. Rice owns 167,500 shares of common stock; however, the latest Form 4 reporting transactions in your common stock filed by Ms. Rice on July 17, 2008 reflects beneficial ownership of 2,085,650 shares as of July 11, 2008. Please advise or revise.

Voting Control of Majority Shareholders, page 6

8.   It appears that the table under this heading is intended to reflect the total percentage of voting control of the majority shareholders; however, the total column only includes shares controlled by Ms. Rice and Mr. Rolle and not Ms. Kawas. Please revise the totals to include shares controlled by Ms. Kawas or tell us why it is not appropriate to do so.

9.   Footnote 3 to this table indicates that the shares of common stock reflected in the table for Mr. Rolle represent shares or options he is entitled to receive. In the case of the 750,000 shares of common stock Mr. Rolle is entitled to receive as director compensation, it appears based on your disclosure in footnote 3 on page 11 under the heading "Compensation of Directors" that these shares have not yet been issued. Please tell us how you determined that unissued shares were eligible to be included for purposes of the action by consent of the majority shareholders. Similarly, in the case of the options Mr. Rolle is entitled to receive as a 53.5% partner of Synergy I.P. Group, LLC, please tell us whether these options have been issued and, if so, whether they are fully vested. If they have not been issued or if they have been issued but have not vested in full, please tell us how you determined that the shares of common stock underlying these options were eligible to be included for purposes of the action by consent of the majority shareholders.

Changes in Control of Registrant, page 6

10.   Please disclose that the issuance of the Series A preferred stock to Ms. Rice and Ms. Kawas in December 2008 substantially diluted existing shareholders control of, and beneficial interest in, the company.

11.   In the penultimate sentence of the second paragraph under this heading, you state that "[t]he obligations were converted at a ratio of $0.005 per share of underlying common stock as determined by the Board …." Given that your stock prices on the close of business on December 9, 2008 and December 10, 2008 were $0.01 and $0.009, respectively, and that your stock never traded as low as $0.005 during the month of December, please disclose that the valuation of the underlying common as determined by the Board was substantially discounted from the trading price of your common stock at the time of the issuance of the Series A preferred stock.

12.   Please clarify, if true, that Mr. Rolle was the sole director who approved the issuance of the Series A preferred stock to Ms. Rice and Ms. Kawas and that he was appointed as a director on December 3, 2008, shortly before the change in control transaction occurred.

Directors, Executive Officers, Promoters and Control Persons, page 8

Executive Officers and Directors, page 8

13.   Please revise your disclosure so that you have described briefly the business experience during the past five years of Mr. Rolle or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 9

14.   Consistent with comment 2 above, we have not reviewed this section of your filing since the information provided is stale. To the extent you elect to disclose this information in your next amendment, please tell us how you determined that Ms. Kawas is not one of your named executive officers. Refer to Item 402(m)(2) of Regulation S-K.

Independence of the Board, page 10

15.   Please advise us how your sole director, Ms. Rice, was able to determine that Mr. Rolle is an independent director in light of his control of Synergy I.P. Group, LLC, an entity that has a licensing agreement with you.

Committees of the Board, page 10

16.   You state in the first paragraph under this heading that you have not established any committees of the Board. Please tell us if you have established an option committee to administer the 2007 Stock Option Plan or if this Plan is administered by the full Board.

Certain Relationships and Related Transactions, page 12

17.   Disclose the value of the securities issued to Ms. Rice in connection with your acquisition of the "Medico Direct" business plan and concept.

Proposal to Amend Articles of Incorporation to Increase in Authorized Stock, page 14

Reasons for the Amendment, page 15

18.   You state that you are increasing your authorized capital for several purposes.
        Disclose whether you presently have any plans, proposals or arrangements to
        issue any of the newly authorized shares of common or preferred stock for any
        purpose in addition to the conversion of the Series A preferred stock into shares of
        common stock, including future acquisitions and/or financings. If so, please
        disclose by including materially complete descriptions of the future acquisitions
        and financing transactions. If not, please state that you have no such plans,
        proposals, or arrangements at this time, written or otherwise, to issue any of the
        additional authorized shares of common or preferred stock other than as described
        in the information statement.

Where You Can Find Additional Information About the Company, page 18

19.   Please revise the address for the Securities and Exchange Commission to reflect
        our change of address to 100 F Street, NE, Washington, D.C. 20549.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

General

20.   We note the disclosure on page 6 of your annual report on Form 10-K that you
        market products through infomercial programming through licensed distributors
        in "most Middle Eastern countries." As a region, the Middle East is generally
        understood to include Iran, Syria, and Sudan, which are identified by the State
        Department as state sponsors of terrorism, and are subject to U.S. economic
        sanctions and export controls. We note that your Form 10-K does not include
        disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the
        nature and extent of any past, current, and anticipated contacts with the referenced
        countries, whether through affiliates, distributors, or other direct or indirect
        arrangements. Your response should describe any products and services you have
        provided to those countries, the nature of licensed distributors you utilize in your
        business contacts with those countries, and any agreements, commercial
        arrangements, or other contracts you have had with the governments of those
        countries or entities controlled by those governments.

21.   Please provide support for the following statements that you make on your
        website:

   • You highlight that "Dynamic could be on it's [*sic*] way to $50 Million in
     Revenue with New Music DVD in 2008." Please provide us with the basis for
     this "Breaking News" posting and for other statements regarding anticipated
     2008 revenues that appear on your website.

   • "DRG … creates sales instantly," as indicated on the "About Us" page.

   • You generate "immediate return on investment" as noted in the discussion of
     your "Inhouse Media Buying" section on the "About Us" page.

   • You are "becoming a major player in both the direct response business and the
     retail product business by creating a family of powerful, successful brands that
     are recognized and used both in the U.S. and around the world," as indicated
     on the "About Us" page.

   • "DRG takes a proactive approach to sourcing exciting products from around
     the world at incredibly low prices" on the "About Us" page.

   • In describing your advertising and marketing techniques on the "About Us"
     page, you indicate that "[t]hese sophisticated techniques often mean the
     difference between a marginal success and a real home run. [You] strive to
     create offers so powerful, the customer must say 'DRG'."

   • You state that "[b]ecause of [your] tremendous size and success," your
     business is scrutinized by regulators. Please provide the basis for statements
     regarding your size and success, given that you operate at a loss.

Item 1. Business, page 3

22.   Please provide the disclosure required by Item 101(h)(1) of Regulation S-K.
        Please also provide the disclosure required by Item 101(h)(3) of Regulation S-K.

23.   For each of your products, discuss the return rates you have experienced. In this
        regard, we note numerous consumer complaints regarding the ProCede and
        Riddex Plus products. Also, consider whether risk factor disclosure regarding
        your return history is warranted.

Our Products, page 3

24.   Under this heading you disclose that you currently market four products: ProCede, Riddex Plus, Legends of Soul and The Official NASCAR Members Club. Under the headings "Our Intellectual Property" and "Licenses and Royalties" on page 8, you state that the ProCede inventor has patented that product and that you have a worldwide license agreement with the inventor. With respect to your other three products, please state whether you own these products outright or if you have licensing or other arrangements to market and sell these products. Please provide similar disclosure regarding your products that are in the development and testing stages.

25.   In your disclosure relating to your ProCede product under this heading, you state that "[a]ccording to industry sources, [your] ProCede product ranks as one of the top three most frequently aired infomercials for health and beauty products in the United States." Please provide us with copies of the reports or other publications of these industry sources, appropriately marked to highlight the sections relied upon and cross-referenced to your annual report on Form 10-K, for statements made regarding the size of the market for your products. Please tell us whether these reports and articles are publicly available without cost or at a nominal expense or if you commissioned any of the referenced sources.

26.   We note that for some of your statements you do not cite sources for these statements. For example, you state that ProCede "is the only thickening hair product on the market that requires only one application every ninety days." Please disclose whether this statement and other similar statements are based upon management's belief, industry data, reports/articles or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the statement is based upon reports or articles, please cite the applicable source and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your annual report on Form 10-K. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

Our Growth Strategies, page 7

27.   In your annual report on Form 10-K, you use phrases such as "proprietary and authentic content," "content-centric strategy" and "optimal 'context'" and in Amendment No. 1 to your quarterly report on Form 10-Q filed on November 19, 2008, you use phrases such as "branded lifestyle products and solutions." Please revise your disclosure to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

Item 1A. Risk factors, page 10

Changing consumer preferences may have an adverse effect on our business, page 11

28.   Please clarify how your specific products are targeted toward consumers "who assign high value to personal development, healthy lifestyles, and ease of use products."

Acquisitions may harm our financial results, page 11

29.   In the last sentence of this risk factor you state that "[t]hese fluctuations could adversely affect the market price of [your] Class A common stock." Please delete the phrase "Class A" or tell us why it is not appropriate to do so.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities, page 15

Sales of Unregistered Securities, page 15

30.   You state that you had no unregistered sales of equity securities during the period covered by the report; however, Note 11 to your financial statements refers to several unregistered sales of equity securities during 2007. Unregistered sales of equity securities are not required to be disclosed in your 10-K if the information required by Item 701 of Regulation S-K previously has been included in a quarterly report on Form 10-Q or a Current Report on Form 8-K. Refer to Item 5(a) of Form 10-K. Since we were unable to locate disclosure regarding the unregistered sales referenced in the notes to your financial statements, please revise or advise. Please note that item 701 requires that you furnish the required information as to "all securities of the registrant sold by the registrant … which were not registered under the Securities Act" and "[i]nclude sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities." Refer to Item 701 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

31.   Your percentages throughout this section appear to contain mathematical errors. For example, under the heading "Overview and Outlook" on page 18, you state that you generated gross revenues during 2007 of $20.1 million, up from $12.3 [*sic*] million during 2006, reflecting an [*sic*] 60.8% increase. An increase in gross revenue of $7,896,716 from 2006 to 2007 represents a 64.6% increase and not a 60.8% increase. See also the percentage increases in your gross profit (67.4%).

32.   Based on a review of your 2007 filings with us, it appears that you also sold products called Clean Between Machine, BackYard Drills and Pasta Pronta during 2007. Please discuss the status of these products, including whether you still own or have an agreements to sell these products and, to the extent you no longer sell these products, what impact the loss of these products had on your business, results of operations and financial condition.

Results of Operations, page 19

33.   The first table under this heading at the bottom of page 19 appears to contain mathematical errors. You state that "Net Revenue" is 100% and that the components thereafter are presented as a percentage of net revenue. However, it appears that the percentages presented are tied to gross and not net revenue. Please revise or advise.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 20

Net Revenue, page 20

34.   You state that net revenue increased $6.01 million to $20.1 million in 2007 from $12.2 million during 2006. While $6.01 million is the increase in your net revenue in 2007 as compared to 2006, the $20.1 million and $12.2 million numbers refer to your gross revenue. Please revise or advise.

35.   You state that during 2007 you added three new product offerings. Please provide a more detailed discussion under this heading as well as in your business section, and elsewhere as appropriate, discussing the new product offerings added during the year.

Selling and operating expenses, page 20

36.   You caption these expenses as "selling and operating expenses" yet the numbers you compare are merely your selling expenses from your Consolidated Statement of Operations and do not include any other expenses. Please revise or advise.

Corporate, general and administration expenses, page 20

37.   Please explain what operating expense line items from your Consolidated Statement of Operations are included (or excluded) from these numbers. In addition, please describe in more detail the reason for the increase. Your current explanation that the increase is "primarily due to [your] planned investments to support increased revenue base" is vague.

Corporate, general and administration expenses, page 20

38.   Under this heading you only disclose lease commitments; however, it appears that you have other contractual obligations, including long-term debt obligations and purchase obligations. In this regard, we note the following disclosure:

- your disclosure in Note 3 to your financial statements regarding "Fair value of financial instruments" on page F-8 that the "carrying value of long-term debt and convertible promissory notes approximates the fair value at December 31, 2007,"

- your disclosure in Note 10 to your financial statements regarding convertible notes issued in 2007 on page F-15, and

- your disclosure in Note 12 to your financial statements regarding your binding agreement with the inventor of your ProCede product line on page F-18.

In addition to the lease commitments referenced under this heading, you should include under this heading estimated interest payments on outstanding long-term debt obligations and payments under any agreements to purchase goods or services that is enforceable and legally binding on you that specifies all significant terms.

Liquidity and Capital Resources, page 20

39.   Please identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

40.   Please provide the disclosure required by Item 307 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 22

Code of Ethics, page 23

41.   Under this heading you state that you do not have a code of ethics. Please explain why you have not adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Refer to Item 406(a) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 24

42.   Your balance sheet indicates that you have $279,411 in amounts due to related parties as of December 31, 2007. Please advise why you have not included disclosure of these transactions in this section. Refer to Item 404 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 24

43.   Your exhibit list should include, and you should file or incorporate by reference, the documents required in Item 601(b) of Regulation S-K, including your charter and bylaw documents, exhibit 21 as well as any material agreements. You discuss several documents in your disclosure that are not included on your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard, we note that:

- As described on page 5 in the third paragraph under the heading "Business— Our Operations—Product Development, Media Access, Customer Service and Established Infrastructure—Product Development," you "have an exclusive agreement with Global DR, an international sourcing and distribution-company with distribution in over seventy countries worldwide,"

- As described on page 6 in the fifth paragraph under the heading "Business— Our Operations—Product Development, Media Access, Customer Service and Established Infrastructure—Product Development," your infomercials "are currently produced in-house by contracting with an established independent producer who works under [your] direction,"

- As described on page 7 in the second paragraph under the heading "Business—Our Operations—Product Development, Media Access, Customer Service and Established Infrastructure— Customer Service," you reference products being ordered through one of your "in-bound call center partners,"

- As described on page 7 under the heading "Business—Our Operations— Product Development, Media Access, Customer Service and Established Infrastructure— Established Infrastructure," you "have an exclusive deal with your fulfillment partner, Planet E Shop that was negotiated in 2007,"

- As described on page 7 under the heading "Business—Our Growth Strategies," you currently are "under contract with Oracle to build" a database that will capture a variety of specified data,

- As described on page 8 under the heading "Business—Our Intellectual Property—Patents," you "manufacture, market and sell [your] ProCede product under an exclusive, worldwide license agreement with the inventor,"

- As described on page 8 under the heading "Business—Our Intellectual Property—Trademarks," you state that your "marketing agreement or licensing agreement entitles [you] to use the trademark in marketing the product,"

- As described on page 15 under the heading "Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities— Dividend Policy," you reference your bank line of credit agreement, and

- As described on page F-15 in "Note 10—Convertible Notes" to your consolidated financial statements, you state that you issued convertible notes amounting to $619,858 during 2007.

Please tell us why these agreements are not required to be filed or include them as exhibits to your amended Form 10-K. Please also file the subscription agreements for unregistered sales of your equity securities, including those issuances described in Note 11 to your 2007 financial statements as well as the issuances of preferred stock to Ms. Rice and Ms. Kawas disclosed in your current report on Form 8-K filed on December 12, 2008.

In addition, to the above-referenced agreements, we noted the following agreements discussed in the following filings:

- In the footnotes to the summary compensation table under the heading "Executive Compensation" on page 9 of the above-referenced preliminary information statement, you disclose that the company entered into an executive employment agreement with Melissa K. Rice on April 27, 2007,

- In your current report on Form 8-K filed on December 12, 2008, you disclose in the footnotes to the table under Item 5.01 that the company entered into a

> manufacturing and marketing agreement in May 2008 with Synergy I.P. Group, LLC,

- In your current report on Form 8-K filed on December 12, 2008, you disclose the Board ratified the acquisition of Medico Direct from Ms. Rice, and

- In your amendment to your quarterly report on Form 10-Q filed on November 19, 2008, you disclose under the heading "Recent Developments" on page 4 that you entered into an agreement with Innotrac Corporation to provide a second outlet for order fulfillment, inventory management and customer service.

> Please also tell us why these agreements are not required to be filed or include these agreements as exhibits to the related reports.

Financial Statements, page F-1

44.   Please note that on February 4, 2008, SEC Release No. 33-8876, "Smaller Reporting Company Regulatory Relief and Simplification," became effective. Please refer to Section VI.B, "Summary of Rules," of the Release as to the revised financial statement requirements contained in new Article 8 of Regulation S-X, pursuant to which a registrant must provide two years of audited balance sheets, whereas previously only one audited balance sheet was required by Item 310 of Regulation S-B. Please revise.

Note 1– Nature of Business, page F-7

45.   Please provide support for your statement in this note that you are a "leading innovative strategic marketing company." We may have further comment.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008

General

46.   Consistent with comment 32 above, you disclose in the above-referenced annual report on Form 10-K information about your Official NASCAR Members Club product. Based on your disclosure in the above-referenced quarterly report, you no longer list this as one of your product offerings (see, for example, "Overview" on page 17). Please discuss the status of this product, including whether you still own or have an agreement to sell this product and, to the extent you no longer sell this product, what impact the loss of this product had on your business, results of operations and financial condition.

47.   We reviewed your website and note that you provide links to press releases and webcasts of your earnings call for your 2007 results and your first quarter 2008 results; however, you provide no such link for your second or third quarter results. Please advise whether you issued earnings releases and hosted earnings calls for the second and third quarters of 2008. If so, please tell us why this information is not posted on your website. If not, please tell us what consideration you gave to including links on your website to stale financial information without directing users to more current information. Lastly, please tell us how you determined no current report on Form 8-K was required with respect to your historical earnings releases. Refer to Item 2.02 of Form 8-K.

Part I – Financial Information, page 3

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

48.   You state that "[t]hroughout [your] quarterly report on Form 10-Q (the "Report"), the terms "DRG", "Dynamic Response", the "Company", "we," "our," and "us" refer to Dynamic Response Group, Inc., a Florida corporation." Please clarify whether these terms also refer to your consolidated subsidiaries.

Item 4T. Controls and Procedures, page 29

Management's Report on Internal Control over Financial Reporting, page 29

49.   We reviewed your disclosure regarding your disclosure controls and procedures in this quarterly report on Form 10-Q as well as your quarterly report for the quarter ended June 30, 2008. Please revise the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K. In addition, to the extent you use subheadings, please provide this assessment under the subheading Disclosure Controls and Procedures and not "Management's Report on Internal Control over Financial Reporting."

Changes in Internal Controls, page 30

50.   We note your disclosure that "[t]here were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the nine months ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please note that 308T(b) requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1

51.   We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d) and 5. We note similar alterations to the certifications filed with the March 31, 2008 Form 10-Q, the June 30, 2008 Form 10-Q and Form 10-Q/A and the September 30, 2008 Form 10-Q/A. Please delete the officer's title from the introductory sentence. Also confirm that the inclusion of the title was not intended to limit the capacity in which the officer provided the certifications. In addition, in the introductory language where you refer to the name of the report, please refer to the "Quarterly Report on Form 10-Q" or "Amendment No. 1 to the Quarterly Report on Form 10-Q" and delete "for the nine months ended September 30, 2008" or "for the six months ended June 30, 2008." Please file amendments to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

* * * * *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director